April 8, 2010

Bruce Dugan, Chief Executive Officer
Inicia Incorporated
360 East 55th Street, Suite 13G
New York, N. Y. 10022

  RE: Inicia Incorporated
   Amendment No. 12 to Form 1-A
   Filed March 30, 2010
   File No. 24-10228

Dear Mr. Dugan:

  We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements
General

1. The financial statements should be updated, as necessary, to comply with Form 1-A, part F/S.

Exhibits

2. We note the exhibit 15(g) still does not refer to a 7% pro rata distribution of proceeds to the lenders. However, the offering circular refers to 7% on page 39. Please revise to clarify the source for the 7% rate and file any related agreement.

3. Also, please file the board resolution or related documents governing the conversion of the lenders' original debt amount to the current amount, which appears to be $40,000.

Closing Comments

    As appropriate, please amend your offering statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

    Please contact Blaise Rhodes, accountant, at (202) 551-3774 or Brian Bhandari, accounting reviewer, at (202) 551-3390 with any questions regarding accounting issues and you may contact Janice McGuirk, examiner, at (202) 551-3395 or Jim Lopez, legal reviewer, at (202) 551-3536 with any other questions.

         Sincerely,

         John Reynolds
         Assistant Director

cc: via fax to M. David Sayid
        (212) 247-7535